SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 21 October 2016

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Third Quarter Trading Update dated 21 October 2016

Exhibit No: 99.1

21 October 2016
InterContinental Hotels Group PLC
Third Quarter Trading Update
Solid trading and strong signings performance

Highlights
●            Global Q3 comparable RevPAR1 up 1.3%, and up 1.8% Q3 YTD
●            Enhanced global scale: 7k rooms opened in Q3, increasing net system size 3.8% YoY to 754k rooms
●            Building future growth: 19k rooms signed; highest for Q3 since 2008, taking pipeline to 230k rooms

Richard Solomons, Chief Executive of InterContinental Hotels Group PLC, said:

"We delivered a solid performance in the third quarter, leveraging our global scale to drive 3.8% net system growth and 1.3% RevPAR growth.

We remain focused on executing our commercial strategy to drive competitive advantage. This includes broadening the footprint of our global portfolio of brands, across which we drove our highest signings for eight years, including our best ever third quarter performance for Greater China.

Enhancements to IHG Rewards Club, including the roll-out of our preferential member pricing initiative, 'Your Rate', continue to drive excellent results.  This, together with our initiatives to utilise digital innovation to enhance all stages of the guest journey, means we will continue to generate more customised and informed interactions with our guests and deliver improved returns for owners.

Looking ahead, while industry RevPAR growth has slowed, the fundamentals for the sector, and particularly for IHG, remain compelling.  This, combined with our winning strategy and the strength of our cash generative business model, will enable us to drive sustainable growth into the future.  Despite the uncertain environment in some markets, we remain confident in the outlook for the remainder of the year."

Third Quarter RevPAR performance
Americas
RevPAR was up 1.9% in Q3, and 2.2% Q3 YTD. In the US RevPAR was up 1.4% in Q3, and 1.9% in the first 9 months, with occupancy levels of more than 75% driven by continued record levels of industry demand.  Performance continued to be impacted by our concentration in oil producing markets, where RevPAR was down 7.3%, compared to 2.5% growth in the rest of the estate. Elsewhere in the region, Mexico delivered double digit RevPAR growth, we drove a solid performance in Latin America and the Caribbean, and Canada was up 6.7% due to strong trading in urban markets.

Europe
RevPAR was flat in Q3, and up 1.2% Q3 YTD.  Germany delivered mid-single digit RevPAR growth in Q3, and Russia/CIS drove 20% growth benefiting from increased domestic travel. 2.5% RevPAR growth in the UK reflects solid trading in the provinces partially offset by flat performance in London, where industry-wide supply increases continue to have an impact. Ongoing challenging trading conditions in France, Turkey and Belgium resulted in significant RevPAR declines in those countries.

Asia, Middle East & Africa
RevPAR was down 0.1% in Q3, and down 0.2% Q3 YTD.  Performance in the region outside the Middle East was strong, with 3.9% RevPAR growth in Q3 overall.  India delivered RevPAR growth of 21%, Japan was flat, and Australasia and Southeast Asia were up low to mid-single digits, the latter led by Vietnam and Thailand. In the Middle East, RevPAR was down 7.7% due to the ongoing impact of low oil prices.

Greater China
RevPAR was up 0.9% in Q3, and 1.8% Q3 YTD.  Q3 growth of 2.2% in mainland China continued to be led by tier one cities, where RevPAR was up nearly 6%.  A low single digit RevPAR decline in Hong Kong reflects some improvement in trading, but Macau continues to be affected by industry-wide challenging conditions with RevPAR down 14%.

1 RevPAR growth is at constant exchange rates (CER) unless otherwise stated.

Strategic progress

Strengthening our preferred brands
-    In InterContinental Hotels & Resorts' 70th anniversary year, we are strengthening its position as the world's largest luxury hotel brand, signing 12 properties year to date. This is our best performance in eight years, and includes the signing of our first InterContinental hotel in the Maldives in Q3.
-    Our innovative new design solutions are driving momentum for the Holiday Inn brand family, with more than 13k room signings, our best Q3 performance since 2007.
-    We are strengthening our position in the fast-growing boutique segment, by signing our most Hotel Indigo rooms since Q3 2007, including the first Hotel Indigo in Poland.  We continue to expand our Kimpton portfolio with the Gray Hotel in Chicago, the fifth opening for the brand this year.
-    The latest phase of our Crowne Plaza refresh is already driving success, with the brand voted best Upscale Hotel Brand in North America by Business Travel News, up from eighth position last year.
-    We continue to grow our extended stay footprint, with over 7k rooms added to our pipeline so far this year, our best performance in eight years.
-    Building on the appeal that the EVEN Hotels brand has in the US, where we now have five open and six pipeline hotels, we have signed a deal to develop a portfolio of EVEN hotels in Australia and New Zealand.

Building and leveraging scale
-    Net system size up 3.8% year on year to 754k rooms (5,099 hotels).
-    7k rooms (51 hotels) opened in the quarter and 3k rooms (22 hotels) removed. During Q4 2016, consistent with historic trends we expect an increase in room openings pace, although we expect room removals to be in line with the average of the previous 3 quarters.
-    19k rooms (128 hotels) were signed; our highest Q3 since 2008, including 6k rooms in Greater China, driving the region's best ever third quarter and year to date signings performance.
-    IHG's pipeline increased to 230k rooms, with 90% in our ten priority markets and approximately 45% under construction.
-    4% share of industry room supply, 14% share of active industry room pipeline.

Driving revenue delivery through technology and loyalty
-    'Your Rate by IHG Rewards Club', our preferential member pricing initiative, is helping to drive record growth in enrolments1, and a doubling in the growth rate of our direct channels2, with no negative impact on ADR2.
-    In August we signed a global partnership with Alipay, China's leading 3rd party online payment solutions company.  This will make IHG the first global hotel company to give Chinese guests the ability to pay via Alipay, available through all of our online and mobile channels, as well as across our full estate of hotels globally.
-    Our innovative cloud-based Guest Reservation System remains on track for phased roll out starting in late 2017.

Financial position and capital allocation

The financial position of the group remains robust, with an on-going commitment to an efficient balance sheet and an investment grade credit rating.

In August the group issued a £350m, 10-year bond at a 2.125% coupon rate, the lowest funding rate IHG has achieved in the Sterling bond market.

Foreign exchange

The US Dollar continued to strengthen through Q3 which reduced group RevPAR to flat (0.0%) in the quarter when reported at actual exchange rates.  A breakdown of constant currency vs. actual currency RevPAR by region is set out in Appendix 2.

Currency markets continue to be volatile and we expect foreign exchange to have an impact on 2016 reported profit.  If current spot exchange rates3 had existed throughout H2 2015, reported operating profit for that period would have been $9m higher.

Note that whilst the UK comprises around 5% of our group revenues, approximately 50% of our gross central overhead and 40% of Europe regional overhead are in sterling. At 30 June 2016 exchange rates, approximately 70% of our debt was denominated in sterling.

1 As at August 2016
2 Since Your Rate by IHG Rewards Club launch on May 3, 2016
3 As at 14 October 2016

Appendix 1: RevPAR Movement Summary

	Q3 2016				YTD 2016
	RevPAR	Rate	Occ.	RevPAR	Rate	Occ.
Group	1.3%	1.0%	0.3%pts	1.8%	1.2%	0.4%pts
Americas	1.9%	2.0%	0.0%pts	2.2%	2.1%	0.1%pts
Europe	0.0%	1.4%	(1.1)%pts	1.2%	1.5%	(0.2)%pts
AMEA	(0.1)%	(2.9)%	2.1%pts	(0.2)%	(1.0)%	0.5%pts
G. China	0.9%	(2.7)%	2.4%pts	1.8%	(2.7)%	2.8%pts

Appendix 2: RevPAR at constant exchange rates (CER) vs. actual exchange rates (AER)
	Q3 2016				YTD 2016
	CER	AER	Difference	CER	AER	Difference
Group	1.3%	0.0%	1.3%pts	1.8%	0.2%	1.6%pts
Americas	1.9%	1.6%	0.3%pts	2.2%	1.5%	0.7%pts
Europe	0.0%	(7.1)%	7.1%pts	1.2%	(3.8)%	5.0%pts
AMEA	(0.1)%	4.2%	(4.3)%pts	(0.2)%	(0.2)%	0.0%pts
G. China	0.9%	(3.7)%	4.6%pts	1.8%	(2.4)%	4.2%pts

Appendix 3: Q3 system & pipeline summary (rooms)

	System				Pipeline
	Openings	Removals	Net	Total	Signings	Total
Group	7,333	(2,789)	4,544	754,265	18,894	229,895
Americas	4,328	(2,831)	1,497	483,905	8,154	101,791
Europe	883	(117)	766	107,340	1,924	23,858
AMEA	294	28	322	73,731	2,703	39,344
G. China	1,828	131	1,959	89,289	6,113	64,902

Appendix 4: Q3 YTD system & pipeline summary (rooms)

	System					Pipeline
	Openings	Removals	Net	Total	YoY%	Signings	Total
Group	24,769	(14,872)	9,897	754,265	3.8%	53,406	229,895
Americas	17,171	(12,841)	4,330	483,905	2.3%	28,193	101,791
Europe	1,523	(894)	629	107,340	2.0%	5,668	23,858
AMEA	2,148	(990)	1,158	73,731	7.2%	5,362	39,344
G. China	3,927	(147)	3,780	89,289	11.8%	14,183	64,902

Appendix 5: Definitions
AER: Actual exchange rates used for each respective period. CER: Constant exchange rates. RevPAR: Revenue per available room.

For further information, please contact:
Investor Relations (Heather Wood; Adam Smith; Neeral Morzaria):	+44 (0)1895 512176	+44 (0)7808 098724
Media Relations (Yasmin Diamond; Zoë Bird):	+44 (0)1895 512008	+44 (0)7736 746167

Conference call for Analysts and Shareholders:
A conference call with Paul Edgecliffe-Johnson (Chief Financial Officer) will commence at 9.00am London time on 21 October and can be accessed on www.ihgplc.com/investors/2016-third-quarter-trading-update. There will be an opportunity to ask questions.

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A replay of the 9.00am conference call will be available following the event - details are below:
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US conference call and Q&A:
There will also be a conference call, primarily for US investors and analysts, at 9.00am New York Time on 21 October with Paul Edgecliffe-Johnson (Chief Financial Officer). There will be an opportunity to ask questions.

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A replay of the 9.00am US conference call will be available following the event - details are below:
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Website: The full release and supplementary data will be available on our website from 7.00am (London time) on 21 October. The web address is www.ihgplc.com/investors/results-and-presentations
Notes to Editors:

IHG® (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of hotel brands, including InterContinental® Hotels & Resorts, Kimpton® Hotels & Restaurants, HUALUXE® Hotels and Resorts, Crowne Plaza® Hotels & Resorts, Hotel Indigo®, EVEN® Hotels, Holiday Inn® Hotels & Resorts, Holiday Inn Express®, Staybridge Suites® and Candlewood Suites®.

IHG franchises, leases, manages or owns nearly 5,100 hotels and more than 750,000 guest rooms in almost 100 countries, with nearly 1,500 hotels in its development pipeline. IHG also manages IHG® Rewards Club, the world's first and largest hotel loyalty programme, with nearly 99 million members worldwide.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales. More than 350,000 people work across IHG's hotels and corporate offices globally.

Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: www.ihg.com/media and follow us on social media at: www.twitter.com/ihg, www.facebook.com/ihg and www.youtube.com/ihgplc.

Cautionary note regarding forward-looking statements:
This announcement contains certain forward-looking statements as defined under United States law (Section 21E of the Securities Exchange Act of 1934) and otherwise.  These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts.  Forward-looking statements often use words such as 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe' or other words of similar meaning.  These statements are based on assumptions and assessments made by InterContinental Hotels Group PLC's management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.  By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty.  There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by, such forward-looking statements.  The main factors that could affect the business and the financial results are described in the 'Risk Factors' section in the current InterContinental Hotels Group PLC's Annual report and Form 20-F filed with the United States Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:/s/ F. Cuttell
Name: F. CUTTELL
Title: ASSISTANT COMPANY SECRETARY

Date: 21 October 2016